Annex E-2

CareGuide, Inc. and Subsidiaries

Unaudited Financial Statements

For the Three and Six Months Ended

June 30, 2008 and 2007

Financial Statements

CareGuide, Inc. and Subsidiaries
Consolidated Balance Sheets
(Dollars in thousands, except shares and par values)
	June 30,	December 31,
Assets	2008 (unaudited)	2007
Current assets:
Cash and cash equivalents	$ 1,224	$ 1,014
Restricted cash available for current liabilities	-	868
Securities available for sale	-	42
Securities held for trading	15	491
Accounts receivable, net of allowance for doubtful accounts of $179 and $712, respectively	3,127	1,779
Prepaid expenses and other current assets	491	362
Current assets of discontinued operations	199	334
Total current assets	5,056	4,890
Property and equipment, net	1,793	2,087
Intangibles and other assets, net	4,121	4,451
Goodwill	25,349	25,349
Restricted cash	500	300
Total assets	$ 36,819	$ 37,077

Liabilities and stockholders’ equity
Current liabilities:
Claims payable	$ 82	$ 167
Line of credit	8,493	500
Accounts payable and accrued expenses	4,722	5,679
Deferred revenue	176	232
Current tax liability	153	250
Current portion of lease obligations	478	453
Current liabilities of discontinued operations	179	360
Total current liabilities	14,283	7,641

Long-term liabilities:
Line of credit	-	8,000
Notes payable	7,017	6,847
Lease obligations, net of current portion	1,455	1,637
Deferred tax liability	7	7
Total liabilities	22,762	24,132
Stockholders’ equity:
Series A convertible preferred stock, $.01 par value, 6,250,000 shares authorized; 6,250,000 and 1,562,500 shares issued and outstanding, respectively	3,840	938
Common stock, $.01 par value 100,000,000 shares authorized; 67,538,976 shares issued and outstanding	675	675
Additional paid-in capital	63,705	63,343
Accumulated other comprehensive loss	-	(30)
Accumulated deficit	(54,163)	(51,981)
Total stockholders’ equity	14,057	12,945
Total liabilities and stockholders’ equity	$ 36,819	$ 37,077

See notes to unaudited consolidated financial statements.

CareGuide, Inc. and Subsidiaries
Consolidated Statements of Operations (unaudited)
(Shares and dollars in thousands, except per share data)
	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
Revenues:
Capitation revenue	$ -	$ -	$ -	$ 3,032
Administrative and fee revenue	6,082	4,925	10,993	10,064
Total revenues	6,082	4,925	10,993	13,096
Cost of services – direct service costs, excluding depreciation and amortization of: $608, $494, $1,048 and $1,087, respectively	4,067	3,538	7,386	10,273
Gross profit	2,015	1,387	3,607	2,823

Operating costs and expenses:
Selling, general and administrative expense	1,622	2,883	3,704	5,781
Restructuring costs	-	585	-	700
Depreciation and amortization	608	739	1,234	1,501
Total operating costs and expenses	2,230	4,207	4,938	7,982

Operating loss from continuing operations	(215)	(2,820)	(1,331)	(5,159)

Other income (expense):
Interest and other income	16	29	29	133
(Loss) gain on sale of investments and trading portfolio	(241)	(44)	(194)	2
Interest expense	(302)	(491)	(631)	(980)
Loss from continuing operations before income taxes and discontinued operations	(742)	(3,326)	(2,127)	(6,004)

Income tax expense	-	(41)	(12)	(85)
Loss from continuing operations	(742)	(3,367)	(2,139)	(6,089)
Income from discontinued operations	46	54	46	57
Net loss	(696)	(3,313)	(2,093)	(6,032)
Accretion of preferred stock	(62)	-	(90)	-
Net loss attributable to common stockholders	$ (758)	$(3,313)	$(2,183)	$(6,032)
Net comprehensive loss attributable to common stockholders	$ (732)	$ (3,302)	$(2,153)	$(6,021)
Net loss per common share-basic and diluted:
Loss from continuing operations	$ (0.01)	$ (0.05)	$ (0.03)	$ (0.09)
Discontinued operations	-	-	-	-
Net loss	$ (0.01)	$ (0.05)	$ (0.03)	$ (0.09)

Weighted average common shares outstanding:
Basic	67,539	67,539	67,539	67,539
Diluted	67,539	67,539	67,539	67,539

See notes to unaudited consolidated financial statements.

CareGuide, Inc. and Subsidiaries
Consolidated Statements of Cash Flows (unaudited)
(Dollars in thousands)
	Six Months Ended June 30,
	2008	2007
Cash used in operations:
Net loss	$ (2,093)	$ (6,032)
Adjustments to reconcile net loss to net cash used in continuing operations:
Depreciation and amortization	1,234	1,501
Stock option compensation	193	92
Amortization of warrants	169	436
Loss in trading portfolio	219	54
Loss on sale of available for sale portfolio	50	-
Increase in accrued interest expense on note payable	170	161
(Increase) decrease in accounts receivable	(1,348)	1,553
(Increase) decrease in prepaid expenses and other assets	(113)	63
Decrease in claims payable	(85)	(2,431)
(Decrease) increase in accounts payable and accrued expenses	(957)	112
Decrease in deferred revenue	(56)	(1,275)
Decrease in current tax liability	(97)	(54)
Decrease in current assets of discontinued operations	135	-
Decrease in current liabilities of discontinued operations	(181)	(57)
Net cash used in operating activities	(2,760)	(5,877)

Cash provided by investing activities:
Purchases of property and equipment	(317)	(496)
Restricted deposits, net	668	2,394
Collection of notes receivable	-	310
Cash used in acquisitions	-	(62)
Proceeds from sale of investments	279	-
Net cash provided by investing activities	630	2,146

Cash provided by (used in) financing activities:
Preferred stock issuance	2,813	-
Principal payments of capital lease obligations	(157)	(244)
Net borrowings/(payments) under line of credit facilities	(7)	-
Payment of private financing costs	(309)	-
Net cash provided by (used in) financing activities	2,340	(244)

Net increase (decrease) in cash and cash equivalents	210	(3,975)
Cash and cash equivalents, beginning of period	1,014	5,975
Cash and cash equivalents, end of period	$ 1,224	$ 2,000

Continued on next page.

Supplemental cash flow information (dollars in thousands):

	Six Months Ended June 30, 2008	Six Months Ended June 30, 2007
Cash paid for interest	$ 306	$ 374
Cash paid for taxes	109	141

Supplemental disclosure of non-cash operating and investing activities:
Accretion of preferred stock dividends	89	-
Unrealized gain on securities held for sale	-	11

See notes to unaudited consolidated financial statements.

CAREGUIDE, INC. AND SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements for the three and six month periods ended June 30, 2008

1. Organization and Description of Business

The accompanying financial statements for the three and six months ended June 30, 2008 and 2007 are unaudited and reflect all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the financial position and operating results for these interim periods. These financial statements should be read in conjunction with the audited financial statements, and notes thereto, for the year ended December 31, 2007. The results of operations for the three and six months ended June 30, 2008 are not necessarily indicative of the results for the entire year.

CareGuide, Inc. (the “Company” or “CareGuide”) is a population health management company that provides a full range of healthcare management services to health plans, work/life companies, government entities, and self-funded employers to help them to reduce health care costs while improving the quality of care for the members. The Company has approximately 80 customers across the United States.

The Company’s services may be provided under a variety of contractual arrangements, including capitation, fee-for-service, and case rates. The Company terminated all capitated risk contracts as of January 31, 2007. CareGuide also provides case management and disease management for administrative fees only. Contracts may include performance bonuses and shared cost savings arrangements.

2. Business Operations

The Company realized a net loss of approximately $696,000 and $2.1 million for the three and six months ended June 30, 2008, respectively, and had a working capital deficit of $9.2 million at June 30, 2008. The Company’s ability to continue as a going concern is dependent upon achieving profitability from future operations sufficient to maintain adequate working capital. These financial statements have been prepared assuming the Company will continue as a going concern. Until the Company has sufficient profitable operations or other revenue-generating activities to be self-sufficient, the Company will remain dependent on other sources of capital.

Currently, such capital has been obtained from the issuance of preferred stock and borrowings from a financial institution. Between December 2007 and May 2008, the Company issued preferred stock to certain of its primary investors, including certain of its directors, for gross proceeds of $3.75 million. The holders of the preferred stock have also guaranteed the borrowings from the financial institution through January 1, 2009 (see Note 4) and certain of these investors have committed to provide additional funding of up to $1.0 million to the Company, if required, through January 1, 2009.

2. Business Operations (continued)

As described in Note 4, the Company has an $8.0 million revolving line of credit (the "Line of Credit") with an outside lender for working capital purposes and a second credit facility (“Revolving Line B”) with the same lender under which the Company may borrow up to an additional amount equal to the lesser of a specified amount or a percentage of its eligible accounts receivable. Of the $8.5 million due to the Company’s lender as of June 30, 2008, $493,000 under Revolving Line B is payable in September 2008. The remaining balance of $8.0 million due under the Line of Credit is due and payable on January 1, 2009. The Company does not currently anticipate that it will be able to satisfy its obligations under the Line of Credit or Revolving Line B with operating cash. As a result, the Company expects that it will be necessary to restructure the Line of Credit and Revolving Line B or to find an alternative lender before maturity of these facilities. There can be no assurance that the Company will be able to restructure the Line of Credit or Revolving Line B on terms favorable to it or at all prior to their current maturity dates. If the Company is successful in negotiating an extension and/or increase in the Line of Credit and Revolving Line B, the Company believes that all or a portion of its obligations will continue to be guaranteed by certain of its subsidiaries as well as certain of its principal stockholders, which may be different from the stockholders that currently guarantee the Company’s obligations under the Line of Credit. The Company also anticipates that it would be required to provide consideration, which the Company believes would likely be in the form of warrants to purchase shares of its common stock, to any guarantors of the extended credit facilities as compensation for their guarantees, and the Company's stockholders would experience dilution of their ownership to the extent that the Company issues any such warrants. Any such dilution could be substantial. The fair market value of any such warrants would be expensed over the life of the extension of the related credit facility.

Management’s plans for dealing with the adverse effects of its current inability to generate sufficient revenues or profitable operations include entering into contracts with additional customers, achieving positive gross margins by renegotiating under-performing contracts, reducing operating expenses by challenging staffing levels at all of the Company’s locations and considering strategic partnerships with other healthcare companies. However, there can be no assurance that the Company will be successful in any of these activities or in achieving positive financial results in the future.

As described in Note 7 below, in July 2008, the Company announced its intent to go private upon the consummation of a reverse/forward stock split.

3. Summary of Significant Accounting Policies

Risks and Uncertainties

The Company’s business could be impacted by continuing price pressure on new and renewal business, the Company’s ability to effectively control provider costs, additional competitors entering the Company’s markets and changes in federal and state legislation or governmental regulations. Changes in these areas could adversely impact the Company’s financial position, results of operations and/or cash flows in the future.

Depreciation and Amortization

The Company reports all depreciation and amortization expense as an operating expense. For the three months ended June 30, 2008 and 2007, the reported amounts included $608,000 and $494,000, respectively, of depreciation and amortization expenses that were attributable to cost of services. For the six months ended June 30, 2008 and 2007, the reported amounts included $1.0 million and $1.1 million, respectively, of depreciation and amortization expenses that were attributable to cost of services.

3. Summary of Significant Accounting Policies (continued)

Restricted Cash

In connection with certain office leases, the Company is required to maintain letters of credit and has secured these letters of credit by establishing certificates of deposit and money market accounts totaling $500,000 at June 30, 2008. These accounts are included in restricted cash in the consolidated balance sheets.

The portion of restricted cash that is available and that the Company intends to use to satisfy current liabilities is included in current assets. The fair value of restricted cash approximates its carrying value.

Long-Lived Assets

In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121 and the accounting and reporting provisions of Accounting Principles Board (APB) Opinion No. 30, Reporting the Results of Operations, for a disposal of a segment of a business. The Company periodically reviews the carrying value of its long-lived assets to assess recoverability and impairment. The Company recorded no impairments during the three or six months ended June 30, 2008 and 2007.

Fair Value Measurements

As discussed below, the Company adopted SFAS No. 157, Fair Value Measurements, on January 1, 2008. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value. It also establishes a hierarchy for determining fair value measurement. The hierarchy includes three levels and is based upon the valuation techniques used to measure assets and liabilities. The three levels are as follows:

Level 1 – Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in markets;

Level 2 – Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument; and

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement

As of June 30, 2008, the Company has securities held for trading totaling $15,000 which are valued using quoted market pricing under the Level 1 methodology described above.

3. Summary of Significant Accounting Policies (continued)

Revenue and Major Customers

Administrative fees are recognized during the period in which case management and disease management services are provided. Fee-for-service revenues are recognized during the period in which the related services are provided to members. Fees received in advance are deferred and ultimately recognized in the period in which the Company is obligated to provide service to members.

For the three and six months ended June 30, 2008, 29.5% and 29.7%, respectively, of the Company’s total revenue was earned under contracts with Blue Cross Blue Shield of Michigan compared to 25.2% and 17.8%, respectively, of the Company’s total revenue earned under contracts with Blue Cross Blue Shield of Michigan for the three and six months ended June 30, 2007. For the three and six months ended June 30, 2008, 21.1% and 17.4%, respectively, of the Company’s total revenue was earned under contracts with Anthem. For the three and six months ended June 30, 2007, 9.2% and 5.7%, respectively, of the Company’s total revenue was earned under contracts with Anthem. During the quarter ended June 30, 2008, the Company received notification from Anthem of its intention to terminate its contract with the Company in six months. For the six months ended June 30, 2007, 23.2% of the Company’s total revenue was earned under contracts with Aetna Health Plans (Aetna). The Company’s capitated risk contacts with Aetna were terminated effective January 31, 2007. Other than these customers, no single customer accounted for more than 10% of the Company’s total revenue for the three or six months ended June 30, 2008 or 2007.

Direct Service Costs

Direct service costs are comprised principally of expenses associated with providing the Company’s services, including third-party network provider charges. The Company’s direct service costs require pre-authorization and are recognized in the month in which services are rendered. Network provider charges for authorized services that have not been billed to the Company, known as incurred but not reported expenses, are estimated and accrued based on the Company’s historical experience, current enrollment statistics, patient census data, adjudication decisions and other information. The liability for such costs is included in the caption “Claims payable” in the accompanying consolidated balance sheets.

Income Taxes

The Company and its subsidiaries file federal tax returns on a consolidated basis, and certain of its subsidiaries file state income tax returns on a separate basis. The Company’s provision for income taxes includes federal and state income taxes currently payable and changes in deferred tax assets and liabilities, excluding the establishment of deferred tax assets and liabilities related to acquisitions. Deferred income taxes are accounted for in accordance with SFAS No. 109, Accounting for Income Taxes, and represent the estimated future tax effects resulting from temporary differences between financial and tax reporting bases of certain assets and liabilities. In addition, future tax benefits, such as net operating loss (NOL) carryforwards, are required to be recognized to the extent that realization of such benefits is more likely than not. Deferred tax assets are reduced by a valuation allowance when, in the opinion of the management, it is more likely than not that some or all of the deferred tax assets will not be realized.

3. Summary of Significant Accounting Policies (continued)

Stock-Based Compensation Plans

The Company accounts for stock-based compensation in accordance with Statement of Financial Standard (“SFAS”) No. 123(Revised), Share-Based Payment (“SFAS No. 123(R)”), which established accounting standards for transactions in which an entity exchanges its equity instruments for goods or services. SFAS No. 123(R) also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments, or that may be settled by the issuance of those equity instruments. SFAS No. 123(R) covers a wide range of share-based compensation arrangements including stock options, restricted stock plans, performance-based stock awards, stock appreciation rights, and employee stock purchase plans. During the three and six months ended June 30, 2008 the Company recorded $111,000 and $193,000, respectively, in stock-based compensation expense for stock options in accordance with SFAS No. 123(R). During the three and six months ended June 30, 2007 the Company recorded $71,000 and $92,000, respectively, in stock-based compensation expense for stock options in accordance with SFAS No. 123(R).

Goodwill and Indefinite Lived Intangible Assets

The Company accounts for business combinations in accordance with SFAS No. 141, Business Combinations (“SFAS No. 141”), and goodwill and other intangible assets in accordance with SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”). SFAS No. 141 requires that the purchase method of accounting be used for all business combinations. SFAS No. 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet in order to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. SFAS No. 142 requires that goodwill and intangible assets with indeterminable useful lives not be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment.

The Company performed a goodwill and intangible asset impairment test as of December 31, 2007. Based on an independent valuation of the Company’s goodwill on its balance sheet as of December 31, 2007, the Company recognized a loss from the impairment of its goodwill of approximately $7,523,000 during the year ended December 31, 2007. The fair value of the goodwill was estimated using a combination of valuation methods, including the expected present value of future cash flows, comparison to guideline companies and analysis of the Company’s stock. The Company performs an annual goodwill and intangible asset impairment test as of March 31 each year. At March 31, 2008, the Company tested goodwill and intangible assets with indeterminable useful lives for impairment and determined that no further impairment had occurred.

Recently Issued Accounting Pronouncements

In September 2006, FASB issued FASB Statement No. 157, Fair Value Measurements (“SFAS No. 157”).  SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.  SFAS No. 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy, with the highest priority being quoted prices in active markets. Under SFAS No. 157, fair value measurements are disclosed by level within that hierarchy. The requirements of SFAS No. 157 are effective for the Company’s fiscal year beginning January 1, 2008. However, in February 2008, the FASB decided that an entity need not apply SFAS No. 157 to nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis until the subsequent year. Accordingly, the Company’s adoption of SFAS No. 157 on January 1, 2008 is limited to financial assets and liabilities, and any nonfinancial assets and liabilities recognized or disclosed at fair value on a recurring basis. The adoption of SFAS No. 157 had no material effect on the Company’s financial position, results of operations or cash flows.

3. Summary of Significant Accounting Policies (continued)

In February 2007, FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115 ("SFAS No. 159"). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 is expected to expand the use of fair value measurement, which is consistent with FASB’s long-term measurement objectives for accounting for financial instruments. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, Fair Value Measurements. The adoption of SFAS No. 159 as of January 1, 2008 had no material effect on the Company’s financial position, results of operations or cash flows.

In May 2008, FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles (“SFAS No. 162”). SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (“GAAP”) in the United States (the GAAP hierarchy). The hierarchical guidance provided by SFAS No. 162 did not have a significant impact on the Company’s financial statements.

3. Summary of Significant Accounting Policies (continued)

Net Loss Per Share

For the three and six months ended June 30, 2008, the calculations of basic and diluted net loss per share were based on loss attributable to common stockholders of $758,000 and $2,183,000, respectively, and a basic and diluted weighted average number of common shares outstanding of 67,538,976 for each of these periods. For the three and six months ended June 30, 2007, the calculations of basic and diluted net loss per share were based on loss attributable to common stockholders of $3,313,000 and $6,032,000, respectively, and a basic and diluted weighted average number of common shares outstanding of 67,538,976 for each of these periods. The computation of fully diluted loss per share for all periods presented excluded common stock equivalents, such as, options, warrants and convertible preferred stock, because the effect would have been anti-dilutive due to the net losses from continuing operations in those periods. The calculation of the Company’s net loss per share for the three and six months ended June 30, 2008 and 2007 is as follows (shares and dollars in thousands, except per share amounts):

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
Loss from continuing operations	$ (742)	$ (3,367)	$ (2,139)	$(6,089)
Dividends and accretion of preferred stock	(62)	-	(90)	-
Net loss attributable to common stockholders from continuing operations	(804)	(3,367)	(2,229)	(6,089)
Income from discontinued operations	46	54	46	57
Net loss attributable to common stockholders	$ (758)	$ (3,313)	$ (2,183)	$(6,032)

Weighted average common stock outstanding - basic	67,539	67,539	67,539	67,539
Weighted average common stock outstanding - diluted	67,539	67,539	67,539	67,539

Net loss per share, basic and diluted, continuing operations	$ (0.01)	$ (0.05)	$ (0.03)	$ (0.09)
Income per share, basic and diluted, discontinued operations	-	-	-	-
Net loss per share, basic and diluted	$ (0.01)	$ (0.05)	$ (0.03)	$ (0.09)

4. Long-Term Obligations

Line of Credit

The Company has an $8.0 million revolving line of credit (the "Line of Credit") with an outside lender for working capital purposes. The Line of Credit bears interest at the outside lender’s prime rate plus 1.0%, which was 6.00% and 9.25% at June 30, 2008 and 2007, respectively, and is scheduled to mature on January 1, 2009. The Line of Credit is collateralized by substantially all of the Company’s assets, including its investment in all of its subsidiaries. In addition, the outside lender required that the Company obtain unconditional guarantees (the "Guarantees") from several of its primary investors (the “Guarantors”). Under the terms of the Guarantees, each participating Guarantor unconditionally and irrevocably guarantees prompt and complete payment of its pro rata share of the amount the Company owes under the Line of Credit. At June 30, 2008, the full balance of $8.0 million was outstanding under the Line of Credit.

In September 2007, the Company obtained a second credit facility with the same lender (“Revolving Line B”), under which the Company may borrow up to an additional amount equal to the lesser of (a) $1.0 million or (b) 75% of its eligible accounts receivable. Revolving Line B is collateralized by certain accounts receivable of the Company. Any amounts borrowed under Revolving Line B bear interest at the lender’s prime rate plus 2.0%, and all outstanding amounts under Revolving Line B are due on September 23, 2008. As of June 30, 2008, $493,000 had been drawn on Revolving Line B, and the interest rate on this facility was 7.00%. As of June 30, 2008, an additional approximately $463,000 under Revolving Line B was available. Any additional amounts borrowed under Revolving Line B would be limited to the amount indicated by a borrowing base calculation completed at the time of the borrowing request.

The loan agreement underlying the Line of Credit and Revolving Line B contains representations and warranties and affirmative and negative covenants that are customary for credit facilities of this type. The agreement also requires the Company to maintain certain EBITDA financial covenants, such that the Company is required to earn EBITDA (as defined in the loan agreement) of not less than the applicable amounts set forth in the agreement on a trailing six-month basis. The Line of Credit and Revolving Line B could restrict the Company’s ability to, among other things, sell certain assets, change our business, engage in a merger or change in control transaction, incur debt, pay cash dividends, make investments and encumber assets. The loan agreement also contains events of default that are customary for credit facilities of this type, including payment defaults, covenant defaults, insolvency type defaults and events of default relating to liens, judgments, material misrepresentations and the occurrence of certain material adverse events.

During the fourth quarter of 2007 and through April 2008, the Company was in violation of certain of the loan covenants. In May 2008, the Company entered into an amendment to the loan agreement with the lender, as part of which the lender waived the Company’s failure to comply with the loan covenants during this period.

4. Long-Term Obligations (continued)

As compensation for the Guarantees, on July 1, 2008, the Company issued warrants to purchase common stock to the Guarantors. As compensation for the period from October 1, 2007 to April 30, 2008, the Guarantors were issued warrants (the “Initial Warrants”) to purchase an aggregate of 1,306,667 shares of Common Stock at an exercise price of $0.25 per share. As compensation for the period from May 1, 2008 to December 31, 2008, the Guarantors were and are to be issued warrants to purchase shares of Common Stock for each calendar month (each, a “Monthly Warrant” and collectively, the “Monthly Warrants”). Each Monthly Warrant is exercisable for a number of shares of the Company’s common stock equal to (i) 0.00583 times (ii) the principal balance outstanding under the Line of Credit as of the close of business on the last day of the immediately preceding month, divided by (iii) the product of (x) the closing price of the Company’s common stock as of the last day of the immediately preceding month (the “Monthly Stock Price”) times (y) 125%. The exercise price of each Monthly Warrant will be equal to 125% times the Monthly Stock Price. In no event, however, may the Monthly Stock Price be less than $0.01 per share for purposes of the Monthly Warrants.

On July 1, 2008, as compensation for the calendar months of May, June and July, the Company issued Monthly Warrants to the Guarantors to purchase an aggregate of 1,776,762 shares of Common Stock. Of these Monthly Warrants, warrants to purchase 1,243,734 shares have an exercise price of $0.075 per share and warrants to purchase 533,028 shares have an exercise price of $0.0875 per share. On August 1, 2008, as compensation for August, the Company issued Monthly Warrants to the Guarantors to purchase an aggregate of 327,298 shares of Common Stock at an exercise price of $0.1425 per share.

The Company will issue additional Monthly Warrants to the Guarantors on the first calendar day of each of September, October, November and December 2008, with the number of shares underlying such warrants and the exercise prices thereof to be determined in the manner described above. Each of the Initial Warrants and the Monthly Warrants are being apportioned among the Guarantors pro rata, based on the amount of each such Guarantor’s respective guaranty of the maximum amount under the Line of Credit. Each such warrant is fully exercisable upon issuance and is exercisable until the close of business on October 1, 2012.

The Company estimated the value of the warrants to be issued as compensation for the period through June 30, 2008 under the Black-Scholes model. The Company recognized interest expense of approximately $81,000 and $160,000 during the three and six months ended June 30, 2008, respectively, relating to these warrants. The Company estimates that it will record an additional $200,000 in interest expense related to these warrants over the remaining life of the Guarantees.

4. Long-Term Obligations (continued)

Convertible Notes Issued in Haelan Merger

In December 2006, the Company acquired its subsidiary Haelan Corporation (“Haelan”) by merger of a subsidiary of the Company with and into Haelan. The merger agreement relating to this transaction (the “Haelan Merger Agreement”) provided for the issuance of $6.5 million in aggregate principal amount of convertible promissory notes of CareGuide (the “Convertible Notes”). The Convertible Notes are subordinated to the rights to prior payment of the Company's senior lender under the Line of Credit and Revolving Line B. The Convertible Notes carry an interest rate of 5% per year, compounding annually, mature on December 8, 2009 and are convertible at maturity into shares of common stock of CareGuide, valued based upon the average closing price of the common stock for the 20 consecutive trading days ending on the date prior to conversion. The maturity date of the Convertible Notes may be accelerated in the event of a sale transaction, as defined in the Convertible Notes, involving the Company.

In the event that the average closing price of the common stock of the Company for the 20 consecutive trading days ending on the date prior to conversion is equal to or greater than $1.50 per share, the outstanding principal and accrued interest under the Convertible Notes will automatically convert into shares of common stock at $1.50 per share. In the event that such average closing price at the time of conversion is less than $1.50 per share, the outstanding principal and accrued interest under the Convertible Notes will convert into shares of common stock at such average closing price, but not less than $1.00 per share, and in such case each holder of a Convertible Note may elect to receive all or a portion of the amounts due under the note in cash in lieu of shares of common stock of CareGuide. The Company may elect to prepay the amounts then outstanding under the Convertible Notes in cash, subject to the prior approval of the Company’s senior lender under the Line of Credit and Revolving Line B, but upon any such election by the Company, if the average closing price of the Company’s common stock for the 20 consecutive trading days ending on the date prior to conversion is at least $1.00 per share, each holder of a Convertible Note may elect to receive all or any portion of the amounts due under the Convertible Note in the form of shares of common stock valued at such average closing price.

5. Stockholders’ Equity

Capital Stock

The Company is authorized to issue up to 120,000,000 shares of capital stock, 100,000,000 designated as common stock, and 20,000,000 designated as preferred stock. As of June 30, 2008 and 2007, there were 67,538,976 shares of common stock outstanding. In July 2008, the Board of Directors and the Company’s directors approved an amendment to the Company’s certificate of incorporation that will have the effect of increasing the authorized number of shares of common stock from 100,000,000 to 200,000,000. Of the authorized shares of preferred stock, 6,250,000 shares have been designated as “Series A Preferred Stock.” As of June 30, 2008, there were 6,250,000 shares of Series A Preferred Stock issued and outstanding. In July 2008, the Board of Directors approved an amendment to the Certificate of Designations for the Series A Preferred Stock that, when it becomes effective, will increase the number of shares designated as Series A Preferred Stock from 6,250,000 shares to 12,916,667 shares.

The Series A Preferred Stock (i) is entitled to cumulative dividends at the rate of 8% per year, payable in arrears semiannually; (ii) is entitled to a liquidation preference equal to its original purchase price plus all accrued and unpaid dividends; (iii) has a preference over the common stock with respect to dividends and distributions; (iv) votes on an as-converted basis with the common stock on matters submitted to common stockholders for approval; and (v) is initially convertible into common stock on a five-for-one basis (subject to adjustment in the event of stock dividends, stock splits, reverse stock splits, recapitalizations, etc. and in the event of certain dilutive issuances by the Company). The consent of the holders of at least two-thirds of the Series A Preferred Stock is required for certain other specified actions including those that alter or change the voting or other powers, preferences, or other special rights, privileges or restrictions of the Series A Preferred Stock so as to affect them adversely.

5. Stockholders’ Equity (continued)

The Series A Preferred Stock will be automatically converted into shares of common stock, at the then-effective conversion rate, at any time upon the affirmative election of the holders of at least a majority of the outstanding shares of the Series A Preferred Stock or immediately upon the closing of certain public offerings of the Company’s common stock. Upon such automatic conversion, any accrued and unpaid dividends will be paid in cash or, to the extent sufficient funds are not then legally available, in common stock (at the common stock’s fair market value determined by the Board of Directors as of the date of such conversion).

On July 17, 2008, the Company entered into a Series A Preferred Stock Purchase Agreement (the “Purchase Agreement”) with the Guarantors, pursuant to which the Company has agreed to sell to the Guarantors an aggregate of up to 6,666,667 shares of Series A Preferred Stock, at a price of $0.60 per share, for aggregate gross proceeds of up to $4.0 million. The additional shares of Series A Preferred Stock to be sold under the Purchase Agreement have rights substantially similar to the currently outstanding Series A Preferred Stock, including an initial conversion rate of five shares of common stock per share. The closing of the sale and issuance of the Series A Preferred Stock under the Purchase Agreement is subject to a number of conditions, including the completion of the Reverse/Forward Stock Split and the termination of the registration of the Company’s common stock with the Securities and Exchange Commission as further described in Note 7.

2005 Equity Incentive Plan

The Company’s predecessor adopted the CCS Consolidated, Inc. 2005 Equity Incentive Plan (the "2005 Plan"). As of June 30, 2008, options to purchase an aggregate of 1,272,082 shares of the Company’s common stock were outstanding under the 2005 Plan with a weighted average exercise price of $0.23 per share. All of the options outstanding under the 2005 Plan will be fully vested in January 2009 and have a term that expires in April 2015. No options were granted under the 2005 Plan during the three or six months ended June 30, 2008 or 2007. During the three and six months ended June 30, 2008, the Company recognized compensation expense related to options granted under the 2005 Plan of $16,000 and $32,000, respectively. During the three and six months ended June 30, 2007, the Company recognized compensation expense related to options granted under the 2005 Plan of $46,000 and $67,000, respectively.

Amended and Restated 1995 Stock Option Plan

The Company administers the Patient Infosystems 1995 Stock Option Plan (the “PATY Plan”). As of June 30, 2008, there are options outstanding under the PATY Plan to purchase an aggregate of 52,000 shares of the Company's common stock with a weighted average exercise price of $2.80 per share. The PATY Plan expired in 2005 and no further grants of options may be awarded under the PATY Plan.

5. Stockholders’ Equity (continued)

2007 Equity Incentive Plan

In March 2007, the Company’s board of directors approved a 2007 Equity Incentive Plan (the “2007 Plan”) subject to approval of the stockholders of the Company, and the 2007 Plan was adopted by the Company’s stockholders in June 2007. As of June 30, 2008, the Company had reserved 7,000,000 shares of its common stock for issuance under the terms of the 2007 Plan. No options were granted under the 2007 Plan during the three and six months ended June 30, 2008. As of June 30, 2008, options to purchase an aggregate of 3,566,320 shares of the Company’s common stock were outstanding at a weighted-average exercise price of $0.43 per share. Options granted under the 2007 Plan generally vest over a period of 4 years and have a term of ten years from the date of grant. During the three and six months ended June 30, 2008, the Company recognized stock-based compensation expense related to options granted under the 2007 Plan of $97,000 and $161,000, respectively. During the three and six months ended June 30, 2007, the Company recognized $18,000 of stock-based compensation expense under SFAS No. 123(R) related to the options granted in June 2007. In July 2007, the Company’s Board of Directors approved an amendment to the 2007 Plan to increase the number of shares of common stock reserved for issuance under the 2007 Plan from 7,000,000 shares to 15,000,000 shares.

6. Commitments and Contingencies

Commitments

Employment Agreements

The Company has entered into employment agreements with certain management employees, which include, among other things, annual base salaries, non-competition provisions, salary continuation benefits, performance bonuses based upon the overall profitability of the Company and certain other non-cash benefits, including life, health and disability insurance. Subsequent to June 30, 2008, the Company entered into an employment agreement with Michael J. Condron under which Mr. Condron will serve as the Executive Vice Chairman of the Company.  As part of this employment agreement, Mr. Condron was granted a stock option to acquire 6,315,789 shares of the Company’s common stock. Employment agreements are generally automatically renewable for successive one-year terms.

Provisions of Contractual Arrangements

The Company has entered into contracts in the ordinary course of business which include reconciliation or savings sharing provisions. In such contracts, savings achieved by the Company against contractual benchmarks are measured to determine a potential penalty or bonus to be paid by or to the Company. No additional revenue is recognized under the contractual provisions until the amount is estimable and realization is reasonably assured. The Company has not recorded any losses that appear to be probable of assertion and for which a reasonable estimate can be determined under any such arrangements.

Litigation

The Company is subject to claims and suits arising in the ordinary course of business. In the opinion of management, the ultimate resolution of any currently pending legal proceedings will not have a material adverse effect on the Company’s results of operations or financial position.

6. Commitments and Contingencies (continued)

Call Option Liability

As of June 30, 2008, the Company was party to call option agreements with an underwriter and its affiliates, which entitle the holders of the call options to purchase up to 3,109 shares of American Caresource Holdings, Inc. common stock (“ACSH”) from the Company for $6.00 per share at any time until October 31, 2010. During the quarter ended June 30, 2008, the Company sold 150,529 of the ACSH shares held in its trading portfolio that were subject to call options to a third party affiliated with one of the Company’s directors for aggregate proceeds of $257,000. The rights and obligations under the call option agreements related to the shares sold were either separately purchased by the purchaser and terminated or assigned to the purchaser with the call option holders’ consent as a condition of the sales. The call options had been granted in connection with an offering of the Company’s securities underwritten by the one of the holders. The remaining ACSH shares held for trading are valued at their market price based on the closing price of the ACSH shares as of each balance sheet date, and the call options are considered derivative instruments and are carried at fair value. The fair value of each call option is determined using the Black-Scholes method using the following assumptions at June 30, 2008: volatility 62.03%, interest rate 2.77%, average life of 1.17 years. Changes in the fair market value of the trading portfolio and the call option obligation between each reporting date are recognized in the Company’s consolidated statement of operations. For the three and six months ended June 30, 2008, the Company recognized losses of $241,000 and $194,000, respectively, on the sale of available for sale shares and shares held in the trading portfolio. For the three months ended June 30, 2007, the Company recognized a loss of $44,000 and for the six months ended June 30, 2007, the Company recognized a gain of $2,000 in the trading portfolio.

As of June 30, 2008, the Company held 3,109 shares of ACSH common stock and has designated the shares as trading securities because these shares would be used to satisfy the remaining call options.

Haelan Earn-Out

The Haelan Merger Agreement also contains an “earn-out” provision under which CareGuide is required to pay additional amounts to the former Haelan securityholders in the event that Haelan’s revenues during the year ended December 31, 2007 exceeded certain threshold amounts.  As of June 30, 2008, the Company calculated and accrued an estimated “earn-out” payable to the Haelan securityholders.  The Company’s calculation is currently under review by the representative of the Haelan securityholders and has not yet been approved.  The Company expects that any amount due would be paid in cash.

7. Reverse/Forward Stock Split and Going Private Transaction

In July 2008, the Company received the written consent from a majority of its stockholders, acting by written consent, approving a reverse stock split (the “Reverse Split”) which is intended to take the Company private. Under the terms of the Reverse Split, each 100,000 shares of the Company’s common stock will be converted into one share of common stock and holders of less than 100,000 shares of common stock prior to the Reverse Split will receive cash in the amount of $0.14 per pre-split share at a total estimated cost of approximately $2.0 million. The Reverse Split is expected to be financed by the issuance of the Series A Preferred Stock described in Note 5 above.

Following the Reverse Split, the Company will effect a 100,000-for-one forward split (the “Forward Split,” and together with the Reverse Split, the “Reverse/Forward Stock Split”) so that the number of shares held by each holder of at least one share of common stock following the Reverse Split will ultimately be unchanged.

The Company obtained this approval of the holders of a majority of its shares of common stock and a majority of its shares entitled to vote as a class by written consent in accordance with Delaware law. The Company intends to file a preliminary Information Statement on Schedule 14C under the Securities Exchange Act of 1934, as amended. Following review by the Securities and Exchange Commission (“SEC”), the Company intends to distribute a definitive Information Statement to all holders of its common stock and to effect the Reverse/Forward Stock Split 20 days following distribution of the Information Statement to its stockholders.

7. Reverse/Forward Stock Split and Going Private Transaction (continued)

The anticipated result of the Reverse Stock Split will be to reduce the number of the Company’s stockholders of record to fewer than 300. Thereafter, the Company intends to cease filing periodic reports with the SEC following consummation of the Reverse/Forward Stock Split in accordance with the rules and regulations of the SEC.

The Board of Directors approved the Reverse/Forward Stock Split based on the recommendation of a Special Committee of the Board comprised of independent directors and its determination that the Company achieves few of the benefits of public ownership because, among other things, of a lack of an active trading market for its common stock while remaining burdened with the significant and increasing costs of being a publicly held company.

The special committee and the Board have retained the right to change the ratio of the Reverse/Forward Stock Split, or to abandon the Reverse/Forward Stock Split, if either the special committee or the Board believes that the Reverse/Forward Stock Split is no longer in the Company’s best interests or the best interests of the Company’s stockholders.